Dear Shareholders:

Lexington Worldwide Emerging Markets Fund had a total return of 24.68%* for the first half of 1999. This compares with a total return of 34.59% for the average emerging markets fund monitored by Lipper, Inc. and a gain of 39.87%** for the unmanaged Morgan Stanley Emerging Markets Free Index.

Portfolio Review

Overall, investment sentiment in the emerging market asset class is running positive with Asia clearly leading in terms of expectations of renewed growth. We expect this cheerful environment to carry over into the next quarter despite recent concerns regarding Argentina and Brazil. In particular, we expect emerging markets to increasingly gain assets as fund flows return to the asset class.

The Fund is overweight in Asia and underweight in Latin America with a strong bias in favor of growth over value and with a particular concentration in technology shares. The Fund's under-performance in the first half of 1999 can be directly attributable to essentially four factors: (1) no weighting in Taiwan, (2) overweight in South African technology shares, (3) underweight in Latin America, and (4) overweight in Turkish stocks. First, Taiwan rallied nearly 30% in the second quarter. Secondly, South African blue chips rallied strongly in the second quarter led by the London listing of Anglos, while technology shares fell on average. Thirdly, Latin American markets such as Mexico, Venezuela, and Argentina rallied over 20% in the quarter impacting our relative performance. Finally, the Turkish market badly stumbled in the last few weeks of the quarter.

Although the portfolio lagged the relevant indices this quarter, we are confident that our investment outlook will prevail over the remainder of this year. Over this last quarter, we were particularly disappointed with the last minute sell-off in Turkish equities over the last two weeks of June due to concerns over the death sentence handed down to PKK terrorist Ocalan, which contributed to a highly volatile investment climate over the preceding three weeks which the Turkish market has gotten over. Although our negative view on Latin America now seems to be coming to fruition, our early underweight stance has been a hindrance on relative performance. Overall, the structure of the portfolio is now well established and focused for outperformance in the upcoming quarter.

Market Outlook

Our strategic overview for emerging markets for the remainder of the year is based upon three themes:

1) Underweight Latin America

Latin America has not addressed its economic restructuring. The region is burdened with debt and high local interest rates; this is best highlighted by Argentina, which has $130 billion of external debt and eighteen percent per annum local interest rates. These facts are compounded by upcoming elections that should prove to create apprehension for investments in Argentina and Latin America as a whole. Currently, we have no investment in Argentina, and are underweight in the rest of Latin America. We shall maintain that view until we see a fair value in the local currencies or upon the settlement of the issue of debt restructuring.

2) ***Overweight specific Asian markets***

Outperformance in Asia on the back of a strong Japan will continue to realign the current positive economic fundamentals especially in South Korea, Thailand, and Malaysia. If Japan's recovery is sustainable, which we believe it is, then South Korea will be the main beneficiary, especially on the back of successful conglomerate restructuring. Thailand is seeing greater foreign portfolio inflows and Thai banks continue to lead the way forward with a reduction in non-performing loans. Thailand's recovery is based on the health of the banking sector. We believe that Malaysia will once again be included in the MSCI by year-end, providing the Malaysian equities with a liquidity bonanza. We continue to be wary of the Taiwanese market, as the political leadership of Taiwan has expressed the desire to challenge Communist China's ''One China Policy.''

3) ***Re-ratings of Turkey and South Africa***

The next six months shall see re-ratings for Turkey and South Africa. Turkey finally has received the support of the IMF if the strong government coalition promises to pass social security reform and a privatization bill. IMF assistance in establishing structural reforms to fight inflation will allow Turkish interest rates to fall from around 100% to 50% or possibly lower, allowing for a re-rating for the stock market. South Africa has seen a modest rise in index stocks, which do not account for the new political reality of an aggressive ANC policy to focus on black welfare and wealth creation. Black empowerment companies and local technology companies will become the focus of the local institutional investor, as they realign portfolios with the existing climate.

Portfolio Outlook

Our outlook on Turkish stocks for a twelve-month view and currently, is that, the scenario in Turkey seems to have dramatically improved with passage of key social security reform and possible IMF stand-by assistance. The potential approval of an IMF inflation fighting program in Turkey would be extremely significant in terms of financial markets performance with our fair-value target implying a doubling from current levels. We expect the Taiwanese stock market to be weakened by intensifying political bickering from Beijing and Taipei, which in the past has always been a negative sign for the market. In addition, with the Communist Party congress scheduled for October, Taiwanese calls for abandoning the One-China platform can only accelerate the potential for market underperformance. Finally, we are beginning to see our South African shares turn around and the upcoming listing of our largest holding in London should be extremely positive for the portfolio's relative performance. Overall, we do not believe that the large-cap led rally in the asset class will continue to dominate performance. Valuations in many of these large traditional industries continue to stretch beyond even pre-crisis levels, and while overblown valuations can persist in internet or other technology related stocks for many years, we do not believe that international investors will be willing to sustain 30 times 2001 peak earnings or 4 times book value for a run-of-the-mill steel producer located in some emerging market country.

Portfolio Differentiation

Our portfolio differentiation is based on essentially three themes:

1) ***Growth over Value***

In the universe of emerging markets managers, most are value and large-cap oriented. This is a reflection of the indices, MSCI and IFC. Unlike in U.S. fund management where there are sectoral and style differentiation amongst managers and rankings, there exists no such sub-categories in foreign equities or emerging markets. We have adopted a growth and technology focus to our bottom-up stock selection process, which we believe, will enhance returns over the long-term.

2) Geographic Overweight/Underweight Bias

In addition, we continue to utilize our successful top-down political — economic ranking system. As this system can yield market divergent opinions, it sometimes results in either strong overweight or the possibility of zero weight positions even in markets which on an index basis can be low weight or high weight.

3) Technology/Services and Consumer Sector Focus

Renewed growth in emerging markets combined with unleashed marginal savings has in our opinion the possibility for substantial earnings growth in the services and consumer sectors. Moreover, the retooling of emerging markets companies to compete in a wired and increasingly technologically dependent world will fundamentally alter the past business models employed in the third world. We are confident that emerging markets companies see the ''writing on the wall'' and are leapfrogging into higher service content and human capital intensive businesses. Hence, we believe that over the next five years, emerging markets will do to the technology and services sector what they did to the manufacturing and basic industries sectors ten and twenty years ago. Namely, compete and take global market share through lower price, equal or better quality and consistent efficiency.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness. If a company in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value of one or more of the Fund's portfolio holdings will have a similar impact on the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,

Alfredo M. Viegas	Mohammed Zaidi	Robert M. DeMichele
Portfolio Manager	Portfolio Manager	President
August, 1999	August, 1999	August, 1999

* **4.71%, (4.64%),** and **3.14%** are the one, five, and ten year average annual standard returns, respectively, for the period ended June 30, 1999. Prior to June 17, 1991, the Fund operated under a different name and investment objective. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. Total return represents past performance and is not predictive of future results. Investing in emerging markets, rather than established markets, has special risks, including currency fluctuations and political instability. There is no guarantee that the Fund can achieve its objective.

**All country and regional returns are from the corresponding Morgan Stanley Capital International Indices. Returns are dollar based with net dividends reinvested.

Portfolio Summary as of June 30, 1999
(unaudited)

Asset Allocation



Common Stocks	90%
Preferred Stocks	5%
Cash and Cash Equivalents	5%

Regional Breakdown (Excludes 5% Cash Equivalents)



Far East	40%
Europe	33%
Africa	13%
Latin America	6%
North America	2%
Middle East	1%

Top Ten Holdings (34% of Portfolio)

1. Dimension Data Holdings, Ltd. - *South Africa*
2. Resorts World Bhd - *Malaysia*
3. Dacom Corporation - *South Korea*
4. Vestel Elektronik Sanayi ve Ticaret A.S. - *Turkey*
5. Securities One Public Company, Ltd. - *Thailand*
6. Primedia, Ltd. - *South Africa*
7. Intracom S.A. - *Greece*
8. Elektrim Spolka Akcyjna S.A. - *Poland*
9. Tenaga Nasional Bhd - *Malaysia*
10. Dogan Yayin (Holdings) - *Turkey*

Lexington Worldwide Emerging Markets Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Number of Shares	Security	Value (Note 1)
	COMMON STOCKS: 90.2%	
	Australia: 1.0%	
455,000	Village Roadshow, Ltd.	$ 795,101
	Brazil: 0.0%	
100	StarMedia Network, Inc. (ADR)[2]	6,412
	Czech Republic: 1.7%	
211,000	Central European Media Enterprises, Ltd.[2]	1,351,719
	Greece: 6.8%	
45,000	Antenna TV S.A. (ADR)[2]	617,344
1,830	Interamerican Insurance Company[2]	40,678
38,000	Intracom S.A.	2,449,588
45,000	Intrasoft S.A.	1,212,489
42,000	STET Hellas Telecommunications S.A. (ADR)[2]	939,750
		5,259,849
	Hong Kong: 1.3%	
14,650,000	Guangnan Holdings	981,877
	Hungary: 4.2%	
19,720	Antenna Hungaria[2]	391,347
28,000	Magyar Tavkozlesi RT (ADR)	770,000
21,000	OTP Bank RT	876,041
29,250	Pannonplast RT	567,169
60,000	Synergon Information Systems, Ltd. (GDR)[1]	696,000
		3,300,557
	India: 5.8%	
90,000	Aptech, Ltd.	1,484,090
179,900	Fujitsu ICIM[2]	1,145,123
1,000	Hindalco Industries, Ltd.	14,495
2,500	Pentafour Software & Exports, Ltd.	65,729
52,000	Satyam Computer Services, Ltd.	1,520,608
29,000	Sonata Software, Ltd.	232,783
10,600	Wockhardt, Ltd.	64,612
		4,527,440
	Israel: 1.1%	
67,250	I.T. International Theatres, Ltd.[1]	854,075
	Malaysia: 9.1%	
1,268,000	Resorts World Bhd	2,986,474
100,000	Rothmans of Pall Mall Bhd	756,579
260,000	Telekom Malaysia Bhd	971,579
1,032,000	Tenaga Nasional Bhd	2,376,316
		7,090,948
	COMMON STOCKS (continued):	
	Mexico: 1.3%	
62,000	Empresas ICA Sociedad Controladora S.A. de C.V. (ADR)	$ 418,500
61,300	Grupo Casa Autrey, S.A. de C.V. (ADR)	222,212
74,000	TV Azteca S.A. (ADR)[2]	383,875
		1,024,587
	Poland: 3.8%	
30,450	Computerland S.A.[2]	578,209
170,000	Elektrim Spolka Akcyjna S.A.	2,404,823
		2,983,032
	Russia: 3.7%	
753,509	Aeroflot	96,449
131,100	Lukoil Holdings of Russia	1,304,445
4,250	Moscow Telephone Systems[2]	429,250
409,300	Rostelecom[2]	642,601
4,235,000	Unified Energy Systems	368,868
		2,841,613
	Singapore: 1.1%	
65,000	Creative Technology, Ltd.	847,593
	South Africa: 12.8%	
1,106,250	BOE, Ltd.	1,099,958
1,502,500	Comair, Ltd.[2]	398,388
744,930	Dimension Data Holdings, Ltd.	3,296,084
3,356,300	Paradigm Interactive Media, Ltd.[2]	1,379,380
887,520	Primedia, Ltd.[2]	1,404,601
736,460	Primedia, Ltd. (N shares)[2]	1,098,407
953,160	The Education Investment Corporation, Ltd.	898,772
1,698,900	Union Alliance Media, Ltd.[2]	416,678
		9,992,268
	South Korea: 12.2%	
19,500	Dacom Corporation	2,105,898
7,296	Dacom Corporation (Rights)[2]	787,930
98,473	Hyundai Electronics Industries (Rights)[2]	1,305,925
180,300	Korea Electric Terminal Company	1,744,643
185,000	Kumho Industrial Company, Ltd.[2]	1,112,433
102,585	L.G. Securities Company	1,728,260
1,759	Samsung Securities Company, Ltd.	94,215
503	Samsung Securities Company, Ltd. (Rights)[2]	26,943

Lexington Worldwide Emerging Markets Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited) (continued)

Number of Shares	Security	Value (Note 1)
	COMMON STOCKS (continued):	
	South Korea (continued):	
80,600	Tongyang Merchant Bank	$ 499,283
18,788	Tongyang Merchant Bank (Rights)[2]	116,384
18,788	Tongyang Merchant Bank Bond	162
		9,522,076
	Thailand: 9.3%	
395,820	Bangkok Bank Public Company, Ltd.[2]	1,481,351
2,619,970	K.R. Precision Public Company, Ltd.	1,492,096
2,500,000	Krung Thai Bank Public Company, Ltd.[2]	1,661,067
6,971,000	Securities One Public Company, Ltd.	1,720,353
3,485,500	Securities One Public Company, Ltd. (Rights)[2]	860,177
320,000	Securities One Public Company, Ltd. (Warrants)[2]	24,299
		7,239,343
	Turkey: 12.4%	
84,975,000	Akbank T.A.S.	1,274,625
28,325,000	Akbank T.A.S. (Rights)[2]	424,875
263,865,000	Dogan Yayin (Holdings)[2]	2,110,920
57,000,000	Haci Omer Sabanci Holding A.S.	1,254,000
90,971,000	Netas Northern Electric Telekomunikasyon A.S.	1,910,391
25,000,000	Vestel Elektronik Sanayi ve Ticaret A.S.[2]	2,725,000
		9,699,811
	United States: 2.6%	
90,000	IDT Corporation[2]	1,994,062
	TOTAL COMMON STOCKS (cost $67,258,661)	70,312,363

Number of Shares or Principal Amount	Security	Value (Note 1)
	PREFERRED STOCKS: 5.0%	
	Brazil: 5.0%	
27,000,000	Banco do Estado de Sao Paulo S.A.	$ 1,149,779
2,350,000	Celular CRT Participacoes	318,114
990,388	Celular CRT Participacoes (Rights)[2]	134,066
2,109,600	Companhia Riograndense de Telecomunicacoes	511,649
289,400	Tele Centro Oeste Celular Participacoes S.A. (ADR)	1,139,512
33,000	Tele Norte Leste Participacoes S.A. (ADR)	612,562
	TOTAL PREFERRED STOCKS (cost $3,873,508)	3,865,682
	SHORT-TERM INVESTMENT: 8.8%	
	U.S. Government Obligation: 8.8%	
$6,900,000	Federal Home Loan Bank, 4.47%, due 07/01/1999 (cost $6,900,000)	6,900,000
	TOTAL INVESTMENTS: 104.0% (cost $78,032,169†)	81,078,045
	Liabilities in excess of other assets: (4.0)%	(3,099,955)
	TOTAL NET ASSETS: 100.0% (equivalent to $8.89 per share on 8,768,269 shares outstanding)	$77,978,090

[1] Restricted security (Note 7).

[2] Non-income producing security.

ADR - American Depository Receipt.

GDR - Global Depository Receipt.

† Aggregate cost for Federal income tax purposes is $78,341,693.

At June 30, 1999, the composition of the Fund's net assets by industry concentration was as follows:

Banking	8.8%
Consumer Durable	1.4
Consumer Non-durable	1.0
Electrical & Electronics	23.5
Energy Sources	1.7
Financial Services	8.0
Health & Personal Care	0.4
Materials	0.8
Multi-Industry	4.9
Services	14.4%
Telecommunications	21.9
Trade	4.3
Transportation	0.6
Utilities	3.5
U.S. Government Obligation	8.8
Liabilities in excess of other assets	−4.0
Total Net Assets	100.0%

The Notes to Financial Statements are an integral part of this statement.

Lexington Worldwide Emerging Markets Fund, Inc.
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $78,032,169) (Note 1)	$81,078,045
Cash	95,883
Foreign currencies, at value (cost $27,147)	7,144
Receivable for investment securities sold	659,567
Receivable for shares sold	246,573
Dividends and interest receivable	230,015
Foreign taxes recoverable	2,227
Total Assets	82,319,454
Liabilities	
Due to Lexington Management Corporation (Note 2)	64,140
Payable for investment securities purchased	3,807,985
Payable for shares redeemed	308,348
Accrued expenses	160,891
Total Liabilities	4,341,364
Net Assets (equivalent to $8.89 per share on 8,768,269 shares outstanding) (Note 4)	$77,978,090
Net Assets consist of:	
Capital stock — authorized 100,000,000 shares, $1.00 par value per share	$ 8,768,269
Additional paid-in capital	117,067,555
Undistributed net investment income (Note 1)	250,828
Accumulated net realized loss on investments and foreign currency transactions	(51,120,111)
Net unrealized appreciation of investments and foreign currency translation of other assets liabilities	3,011,549
Total Net Assets	$77,978,090

Lexington Worldwide Emerging Markets Fund, Inc.
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Dividends	$ 714,753	
Interest	104,898	
	819,651	
Less: foreign tax expense	77,670	
Total investment income		$ 741,981
Expenses		
Investment advisory fee (Note 2)	362,060	
Distribution expenses (Note 3)	90,519	
Custodian expenses	76,010	
Transfer agent and shareholder servicing expenses (Note 2)	75,516	
Printing and mailing expenses	49,800	
Accounting expenses (Note 2)	33,575	
Professional fees	22,212	
Registration fees	12,327	
Directors' fees and expenses	12,064	
Computer processing fees	9,214	
Other expenses	29,020	
Total expenses		772,317
Net investment loss		(30,336)
Realized and Unrealized Gain (Loss) on Investments (Note 5)		
Net realized loss on:		
Investments	(6,364,455)	
Foreign currency transactions	(25,379)	
Net realized loss		(6,389,834)
Net change in unrealized appreciation of:		
Investments	21,882,993	
Foreign currency translation of other assets and liabilities	(34,327)	
Net change in unrealized appreciation		21,848,666
Net realized and unrealized gain		15,458,832
Increase in Net Assets Resulting from Operations		$15,428,496

The Notes to Financial Statements are an integral part of these statements.

Lexington Worldwide Emerging Markets Fund, Inc.
Statement of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment income (loss)	$ (30,336)	$ 1,130,655
Net realized loss on investment and foreign currency transactions	(6,389,834)	(36,574,147)
Net change in unrealized appreciation on investments and foreign currency translations	21,848,666	891,315
Increase (decrease) in net assets resulting from operations	15,428,496	(34,552,177)
Distributions to shareholders from net investment income (Note 1)	—	(870,294)
Decrease from capital share transactions (Note 4)	(2,773,444)	(36,940,227)
Net increase (decrease) in net assets	12,655,052	(72,362,698)
Net Assets:		
Beginning of period	65,323,038	137,685,736
End of period (including undistributed net investment income of $250,828 and $281,164, in 1999 and 1998, repectively)	$ 77,978,090	$ 65,323,038

The Notes to Financial Statements are an integral part of these statements.

Lexington Worldwide Emerging Markets Fund, Inc.
Notes to Financial Statements
June 30, 1999 (unaudited) and December 31, 1998

1. Significant Accounting Policies

Lexington Worldwide Emerging Markets Fund, Inc. (the ''Fund'') is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek long-term growth of capital primarily through investment in equity securities domiciled in, or doing business in, emerging countries and emerging markets. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Security transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Securities traded on a recognized stock exchange are valued at the last sales price reported by the exchange on which the securities are traded. If no sales price is recorded, the mean between the last bid and asked prices is used. Securities traded on the over-the-counter market are valued at the mean between the last current bid and asked prices. Short-term securities having a maturity of 60 days or less are stated at amortized cost, which approximates market value. Securities for which market quotations are not readily available and other assets are valued by Fund management in good faith under the direction of the Fund's Board of Directors. All investments quoted in foreign currencies are valued in U.S. dollars on the basis of the foreign currency exchange rates prevailing at the close of business. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

Foreign Currency Transactions Foreign currencies (and receivables and payables denominated in foreign currencies) are translated into U.S. dollar amounts at current exchange rates. Translation gains or losses resulting from changes in exchange rates and realized gains and losses on the settlement of foreign currency transactions are reported in the statement of operations. In addition, the Fund may enter into forward foreign exchange contracts in order to hedge against foreign currency risk in the purchase or sale of securities denominated in foreign currency. The Fund may also enter into such contracts to hedge against changes in foreign currency exchange rates on portfolio positions. These contracts are marked to market daily, by recognizing the difference between the contract exchange rate and the current market rate as unrealized gains or losses. Realized gains or losses are recognized when contracts are closed and are reported in the statement of operations.

The Fund authorizes its custodian to place and maintain equity securities in a segregated account of the Fund having a value equal to the aggregate amount of the Fund's commitments under forward foreign currency contracts entered into with respect to position hedges. There are no forward foreign currency contracts outstanding at June 30, 1999.

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

1. Significant Accounting Policies (continued)

Distributions Dividends from net investment income and net realized capital gains are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1998, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distribution under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at an annual rate of 1.00% of the Fund's average daily net assets. In connection with providing investment advisory services, LMC has entered into a sub-advisory contract with Stratos Advisors, Inc. (''Stratos'') under which Stratos provides the Fund with investment management services. Pursuant to the terms of the sub-advisory contract between LMC and Stratos, LMC pays Stratos a monthly sub-advisory fee at the annual rate of 0.35% of the Fund's average daily net assets. For 1999, LMC has agreed to voluntarily limit the total expenses of the Fund, (including management fees, but excluding interest, taxes, brokerage commissions, 12b-1 fees and extraordinary expenses) to an annual rate of 2.50% of the Fund's average daily net assets. No reimbursement was required for the six months ended June 30, 1999.

The Fund reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $70,951 which are incurred by the Fund, but paid by LMC.

3. Distribution Plan

The Fund has a Distribution Plan (the ''Plan'') which allows payments to finance activities associated with the distribution of the Fund's shares. The Plan provides that the Fund may pay distribution fees on a reimbursement basis, including payments to Lexington Funds Distributor, Inc. (LFD), the Fund's distributor, in amounts not exceeding 0.25% per annum of the Fund's average daily net assets. Total distribution expenses for the six months ended June 30, 1999 were $90,519 and are set forth in the statement of operations.

4. Capital Stock

Transactions in capital stock were as follows:

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	5,130,044	$ 42,181,291	6,690,183	$ 55,113,742
Shares issued on reinvestment of dividends	—	—	118,245	806,004
	5,130,044	42,181,291	6,808,428	55,919,746
Shares redeemed	(5,518,009)	(44,954,735)	(11,179,605)	(92,859,973)
Net decrease	(387,965)	$ (2,773,444)	(4,371,177)	$(36,940,227)

5. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $83,499,145 and $91,072,163, respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $10,741,865 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $7,695,989.

6. Investment and Concentration Risks

The Fund's investments in foreign securities may involve risks not present in domestic investments. Since foreign securities may be denominated in a foreign currency and involve settlement and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Fund. Foreign investments may also subject the Fund to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market and/or credit risk of the investments.

Year 2000 Compliance Risk The Fund seeks to ensure that the operating and processing systems of the companies in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these companies may not be adequately prepared for the Year 2000 which could have a material impact on the Company itself and on the Fund's investment in that company.

In addition to the risks described above, risks may arise from forward foreign currency contracts as a result of the potential inability of counterparties to meet the terms of their contracts.

7. Restricted Securities

The following securities were purchased under Rule 144A of the Securities Act of 1933 or issued in private placements and, unless registered under the Act or exempted from registration, may be sold only to qualified institutional investors. Pursuant to guidelines adopted by the Fund's Board of Directors, these unregistered securities have been deemed to be illiquid. The Fund currently limits investment in illiquid securities to 15% of the Fund's net assets, at market value.

Security	Acquisition Date	Shares	Market Value	Percent of Net Assets
I.T. International Theatres, Ltd.	03/19/99	67,250	$ 854,075	1.10%
Synergon Information Systems, Ltd. (GDR)	04/26/99	60,000	696,000	0.89%
			$1,550,075	1.99%

Lexington Worldwide Emerging Markets Fund, Inc.
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,			
		1998	1997	1996	1995
Net asset value, beginning of period	$7.13	$10.18	$11.49	$10.70	$11.47
Income (loss) from investment operations:					
Net investment income (loss)	(0.03)	0.12	0.01	—	0.08
Net realized and unrealized gain (loss) on investments and foreign currency transactions	1.79	(3.08)	(1.32)	0.79	(0.76)
Total income (loss) from investment operations	1.76	(2.96)	(1.31)	0.79	(0.68)
Less distributions:					
Distributions from net investment income	—	(0.09)	—	—	(0.08)
Distributions in excess of net investment income (temporary book-tax difference)	—	—	—	—	(0.01)
Total distributions	—	(0.09)	—	—	(0.09)
Net asset value, end of period	$8.89	$7.13	$10.18	$11.49	$10.70
Total return	56.03%*	(29.06)%	(11.40)%	7.38%	(5.93)%
Ratio to average net assets:					
Expenses	2.13%*	1.85%	1.82%	1.76%	1.88%
Net investment income (loss)	(0.08)%*	1.14%	0.09%	(0.01)%	0.70%
Portfolio turnover rate	242.97%*	107.19%	112.05%	86.26%	92.85%
Net assets at end of period (000's omitted)	$77,978	$65,323	$137,686	$254,673	$265,544

* Annualized.

Lexington
Worldwide Emerging Markets Fund, Inc.

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Sub-Adviser

STRATOS ADVISORS, INC.
Wall Street Tower
20 Exchange Place, 52nd Floor
New York, New York 10005

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information:
1-800-526-0052

www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your
Lexington Fund account
Price/Yield • Account Balances • Exchanges •
Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington Worldwide Emerging Markets Fund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX273-SAR6/99

LEXINGTON WORLDWIDE EMERGING MARKETS FUND, INC.

Seeks long-term growth of capital, primarily through investment in equity securities of companies domiciled in, or doing business in, emerging countries and emerging markets.

Semi-Annual Report
June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®